NEWS RELEASE
SANGOMA ANNOUNCES SECOND QUARTER FISCAL 2025 RESULTS
Net Cash provided by operating activities up 29.7% year-over-year, surpassing 100% of Adjusted EBITDA2, for Fourth Consecutive Quarter; Adjusted EBITDA Increased to 17.1% of Revenue from 16.3% Last Quarter

MARKHAM, ONTARIO, February 5, 2025 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced its second quarter financial results and unaudited condensed consolidated interim financial statements for the three and six month periods ended December 31, 2024.

"During the second quarter we continued to generate strong operating cash flow while reducing debt levels, effectively reaching our fiscal year-end debt target of $55–60 million two quarters ahead of plan," said Charles Salameh, Chief Executive Officer. "Our improved capital structure allows us to take decisive action to accelerate strategic alternatives which will further solidify our position as a highly profitable recurring revenue driven business, and enable faster innovation through both internal development and acquisitions."

Second Quarter of Fiscal 2025 Highlights:

•Total Revenue of $59.1 million declined $1.0 million 1.7% from the first quarter of fiscal 2025, primarily due to a $1.2 million decrease in low margin third-party product resales, while in total, core platform products and services revenue increased sequentially.
•Gross profit of $40.5 million, or 68.5% of total revenue.
•Operating expenses1 were $41.3 million, down approximately 7.3% over the same quarter of prior year.
•Adjusted EBITDA2 of $10.1 million, representing 17.1% of total revenue, a 0.7% improvement over last quarter.
•Strategic enterprise resource planning ("ERP") spend of $0.6 million in the quarter, bringing Adjusted EBITDA2 for the second quarter to $10.7 million without this investment.
•Improved churn to below 1.0%
•Net loss narrowed significantly to $1.9 million compared to $3.2 million in the second quarter of Fiscal 2024.
•Net cash provided by operating activities of $11.9 million representing an increase of 29.7% over the same quarter a year ago.
•Net cash provided by operating activities as a percentage of Adjusted EBITDA2 for the second quarter reached 118.1%, representing a significant increase when compared to

87.9% in the same quarter of the prior year and the fourth straight quarter that it exceeded 100%.
•Effectively reached our debt reduction target of $55 million to $60 million two quarters ahead of schedule, with total debt standing at approximately $60 million at quarter's end.
•Cash at the end of the second quarter of fiscal 2025 was $17.1 million, reflecting a strong quarterly progression of operating cash flow, primarily due to increased efficiency initiatives and effective net working capital management.

Revised guidance for Fiscal 20253

Sangoma is taking decisive action to advance its core platform strategy by accelerating strategic alternatives with respect to certain low margin non-core product lines including its third-party hardware resale operations. This strategic realignment, while reducing projected revenue in fiscal 2025, should drive substantial improvements in both gross profit margin and Adjusted EBITDA2 margin.

As a result of the de-emphasis of certain non-core product lines, Sangoma is lowering its revenue guidance from the range of $250 million to $260 million to $235 million to $240 million, while continuing to maintain an Adjusted EBITDA2 target of at least 17% of revenue. As a result of the updated revenue expectations, the Company now anticipates Adjusted EBITDA2 in the range of $40 million to $42 million, compared to the prior guidance of $42 million to $46 million.

Conference call
Sangoma will host a conference call on Wednesday, February 5, 2025, at 5:30 pm ET to discuss these results. The dial-in number for the call is 1-844-763-8274 (International +1-647-484-8814) and the participant passcode is 8503464#. Participants are requested to dial in 5 minutes before the scheduled start time and ask to join the Sangoma Technologies call.

1 Operating Expenses consist of sales and marketing, research and development, general and administration and amortization of intangible assets.
2 Adjusted EBITDA is a non-IFRS financial measure used by the Company to monitor its performance. Please see the section entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” in this press release for how we define “Adjusted EBITDA”.
3 The information in this section is forward-looking. Please see the section entitled “Cautionary Statement Regarding Forward-Looking Information” in this press release.

About Sangoma Technologies Corporation
Sangoma (TSX: STC; Nasdaq: SANG) is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises setups. Additionally, Sangoma provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for nine years running in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to drive innovation in communication technology continuously. For more information, visit www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the future success of our business, development strategies and future opportunities.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management's guidance on revenue and Adjusted EBITDA, statements relating to expected future production and cash flows, and other statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", "expect", "will", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, risks and uncertainties associated with changes in exchange rate between the Canadian dollar and other currencies (in particular the United States’ (“US”) dollar), changes in technology, changes in the business climate, changes to macroeconomic conditions, including (i) inflationary pressures and potential recessionary conditions, as well as actions taken by central banks and regulators across the world in an attempt to reduce, curtail and address such pressures and conditions, including any increases in interest rates, and (ii) the effects of adverse developments at financial institutions, including bank failures, that impact general sentiment regarding the stability and liquidity of banks, and the resulting impact on the stability of the global financial markets at large, risks related to any pandemic or epidemic, our ability to identify and effectively remediate material weaknesses and significant deficiencies in our internal controls, our current level of indebtedness and the ability to incur additional indebtedness in the near- and long-term; changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN (as defined in our MD&A), impairment of goodwill and new competitive pressures, political disturbances, geopolitical instability and tensions, or terrorist attacks, and associated changes in global trade policies and economic sanctions, including, but not limited to, in connection with (x) the ongoing conflict in Ukraine (the “Russo-Ukraine War”) and (y) any impact, effect, damage, destruction and/or bodily harm directly or indirectly relating to the ongoing hostilities in the Middle East, and technological changes impacting the development of our products and implementation of our business needs, including with respect to automation and the use of artificial intelligence (“AI”) and the other risk factors described in our most recently filed Annual Information Form for the fiscal year ended June 30, 2024.

Our guidance is based on the Company’s assessment of many material assumptions, including:

•The Company’s ability to manage current supply chain constraints, including our ability to secure electronic components and parts, manufacturers being able to deliver ongoing quantities of finished products on schedule, no further material increases in cost for electronic components, and no significant delay or material increases in cost for shipping
•The successful transformation of the Company’s go-to-market strategy
•The revenue trends the Company experienced in fiscal 2025 to-date, the trends we expect going forward in fiscal 2025, the impact of our transformation of our go-to-market strategy and the impact of growing economic headwinds globally
•The continuing effects of recent macro factors such as inflation, interest rates, recessions, invasions or declarations of war and a significant decrease in U.S. government spending
•There being continuing growth in the global UCaaS and cloud communications markets more generally
•There being continuing demand and subscriber growth for our Services and continuing demand as anticipated for our Products
•The impact of changes in global exchange rates on the demand for the Company’s Products and Services
•The ability of the Company’s customers to continue their business operations without any material impact on their requirements for the Company’s Products and Services
•The Company’s forecasted revenue from its internal sales teams and via channel partners will meet current expectations, which is based on certain management assumptions, including continuing demand for the Company’s products and services, no material delays in receipt of products from its contract manufacturers, no further material increase to the Company’s manufacturing, labor or shipping costs
•That the Company is able to attract and retain the employees needed to maintain the current momentum
•The timely execution of our ERP implementation in line with our forecasted budget

Non-IFRS Measures and Reconciliation of Non-IFRS Measure
This press release contains references to Adjusted EBITDA, a non-IFRS measure. Non-IFRS financial measures are used by management to evaluate the performance of the Company and do not have any meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Non-IFRS financial measures used herein have been applied on a consistent basis. “Adjusted EBITDA” means earnings before income taxes, interest expense (net), share-based compensation, depreciation (including for right-of-use assets), amortization, restructuring and business integration costs, goodwill impairment and change in fair value of consideration payable. Adjusted EBITDA is a measure used by many investors to compare issuers. We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company's main business activities before taking into consideration how they are financed, taxed, depreciated or amortized. Investors are cautioned that non-IFRS financial measures, such as Adjusted EBITDA, should not be construed as an alternative to net income or cash flow determined in accordance with IFRS. The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net loss.

The following table reconciles Adjusted EBITDA to net loss for the periods indicated:

Unaudited in US $000	Three month periods ended December 31,				Six month periods ended December 31,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Net loss	(1,881)	(3,239)	1,358	(41.9)%	(3,791)	(5,683)	1,892	(33.3)%
Tax expense (recovery)	(274)	(644)	370	(57.5)%	(617)	(991)	374	(37.7)%
Interest expense (net)	1,105	1,795	(690)	(38.4)%	2,483	3,457	(974)	(28.2)%
Share-based compensation	1,038	856	182	21.3%	1,766	1,518	248	16.3%
Depreciation of property and equipment	1,006	1,050	(44)	(4.2)%	2,091	2,123	(32)	(1.5)%
Depreciation of right-of-use assets	653	731	(78)	(10.7)%	1,331	1,490	(159)	(10.7)%
Amortization of intangibles	8,199	8,362	(163)	(1.9)%	16,397	16,723	(326)	(1.9)%
Restructuring and business integration costs	242	1,335	(1,093)	(81.9)%	242	1,491	(1,249)	(83.8)%
Loss on change in fair value of consideration payable	—	202	(202)	(100.0)%	—	202	(202)	(100.0)%
Adjusted EBITDA	10,088	10,448	(360)	(3.4)%	19,902	20,330	(428)	(2.1)%
Percentage of revenue	17.1%	16.8%	0.3%	1.7%	16.7%	16.2%	1.0%	6.2%

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com